Registrant Name:        The Chile Fund, Inc.
SEC File Number:        811-5770
CIK Number:             0000846676


RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (UNAUDITED)

On April 22, 1997, the annual meeting of shareholders of The Chile Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) To re-elect three directors to the Board of Directors of the Fund.

Name of Director        For          Withheld    Non-Votes
Dr. Enrique R. Arzac    9,448,082    143,314     4,469,062
William W. Priest, Jr.  9,418,601    172,795     4,469,062
Richard W. Watt         9,421,657    169,739     4,469,062


In addition to the directors re-elected at the meeting, James J. Cattano and George W. Landau continue to serve as directors of the Fund.

(2) To ratify the selection of Coopers & Lybrand L.L.P. as independent public accountants for the year ending December 31, 1997.

For           Against     Abstain     Non-Votes
9,460,145      54,169      77,082     4,469,062

(3) To approve an amendment to the Fund's investment restrictions to permit the Fund to issue "senior securities" to the extent permitted by the Investment Company Act of 1940, as amended.

For           Against      Abstain    Non-Votes
4,228,510     663,961      311,189    8,856,798

The Fund did not receive the required votes to approve the above proposal.

(4) To approve an amendment to the Fund's Articles of Incorporation relating to the size of the Board of Directors and the removal of Directors.

For            Against     Abstain    Non-Votes
8,701,281      581,664     308,451    4,469,062